1

Exhibit 99.1
MARKET RELEASE
Director Dealings (amended)
Johannesburg, 10 March 2020: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, the following is disclosed:
Name
NJ Froneman
Position
Chief Executive Officer
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
Retention of performance shares in respect of previously
awarded shares on 1 March 2017
Transaction Date
6 March 2020
Number of ADRs
29 749
Class of Security
ADR
Market Price per ADR:
Low –
High –
Exercise price -

$8.20
$9.70
$8.46
Total Value
$251 676.54
Vesting Period
Vest after the performance criteria has been applied and is
subject to the performance condition
Name
H Kenyon-Slaney
Position
Independent Non-Executive Director
Company
Sibanye-Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market purchase of ADRs
Transaction Date
5 March 2020
Number of ADRs
4 213
Class of Security
ADR
Market Price per ADR:
£7.12
Total Value
£29 996.56
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Ends.

Investor relations contact:
Email: ir@sibanyestillwater.com
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Ends.
FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual
Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-
Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785), and the
Form F-4 filed by Sibanye Stillwater Limited with the Securities and Exchange Commission on 4 October 2019
(SEC File no. 333-234096) and any amendments thereto. Readers are cautioned not to place undue reliance on such statements.